SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   1  )*

PharmAthene, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

42224H104
(CUSIP Number)

September 28, 2011**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** On September 28, 2011, HealthCare Ventures VII, L.P. distributed to its general and limited partners the shares of PharmAthene, Inc. Common Stock, $.0001 par value per share, owned by it.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42224H104	13G	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 280,998
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 280,998
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,998
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 42224H104	13G	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 280,998
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 280,998
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,998
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 42224H104	13G	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 77,816
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 280,998
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 77,816
WITH	8	SHARED DISPOSITIVE POWER 280,998
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,814
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 42224H104	13G	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 5,361
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 280,998
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 5,361
WITH	8	SHARED DISPOSITIVE POWER 280,998
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,359
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 42224H104	13G	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 7,045
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 280,998
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 7,045
WITH	8	SHARED DISPOSITIVE POWER 280,998
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,043
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 42224H104	13G	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 5,723
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 280,998
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 5,723
WITH	8	SHARED DISPOSITIVE POWER 280,998
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,721
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 42224H104	13G	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 3,538
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 280,998
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 3,538
WITH	8	SHARED DISPOSITIVE POWER 280,998
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 42224H104	13G	Page 9 of 14 Pages
Item 1.

(a)	Name of Issuer

PharmAthene, Inc.

(b)	Address of Issuer’s Principal Executive Offices

One Park Place, Suite 450
Annapolis, MD 21401

Item 2.

(a)	Name of Person Filing

HealthCare Ventures VII, L.P. (“HCVVII”)
HealthCare Partners VII, L.P. (“HCPVII”)
James H. Cavanaugh, Ph.D. (“Cavanaugh”)
Christopher Mirabelli, Ph.D. (“Mirabelli”)
Harold R. Werner (“Werner”)
John W. Littlechild (“Littlechild”)
Augustine Lawlor (“Lawlor”)

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them. 1

(b)	Address of Principal Business Office or, if none, Residence

The business address for each of HCVVII, HCPVII, Drs. Cavanaugh and Mirabelli and and Messrs. Werner, Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

(c)	Citizenship

HCVVII and HCPVII are limited partnerships organized under the laws of the State of Delaware. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, and Lawlor are each United States citizens.

1           Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are the General Partners of HCPVII. HCPVII is the General Partner of HCVVII, the record holder of the securities.

CUSIP No. 42224H104	13G	Page 10 of 14 Pages

(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share (the “Common Stock”)

(e)	CUSIP Number

42224H104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:	NOT APPLICABLE.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of September 28, 2011:

(A) Each of HCVVII and HCPVII beneficially owns immediately exercisable warrants to purchase an aggregate of 280,998 shares of the Issuer’s Common Stock owned by HCVVII.

(B) Dr. Cavanaugh beneficially owns 358,814 shares of the Issuer’s Common Stock, consisting of (i) 5,057 shares of the Issuer’s Common Stock owned by him; (ii) immediately exercisable warrants to purchase an aggregate of 280,998 shares of the Issuer’s Common Stock owned by HCVVII; and (iii) immediately exercisable options to purchase an aggregate of 72,759 shares of the Issuer’s Common Stock owned by him.

CUSIP No. 42224H104	13G	Page 11 of 14 Pages

(C)  Dr. Mirabelli beneficially owns 286,359 shares of the Issuer’s Common Stock, consisting of (i) 5,361 shares of the Issuer’s Common Stock owned by him; and (ii) immediately exercisable warrants to purchase an aggregate of 280,998 shares of the Issuer’s Common Stock owned by HCVVII.

(D)  Mr. Werner beneficially owns 288,043 shares of the Issuer’s Common Stock, consisting of (i) 55 shares of the Issuer’s Common Stock owned by him; (ii) immediately exercisable warrants to purchase an aggregate of 280,998 shares of the Issuer’s Common Stock owned by HCVVII; (iii) immediately exercisable options to purchase an aggregate of 1,655 shares of the Issuer’s Common Stock owned by him; and (iv) 5,335 shares of the Issuer’s Common Stock owned by the Werner Family Investment Limited Partnership (the “Werner Family Partnership”).

(E)  Mr. Littlechild beneficially owns 286,721 shares of the Issuer’s Common Stock, consisting of (i) 5,723 shares of the Issuer’s Common Stock owned by him; and (ii) immediately exercisable warrants to purchase an aggregate of 280,998 shares of the Issuer’s Common Stock owned by HCVVII.

(F)  Mr. Lawlor beneficially owns 284,536 shares of the Issuer’s Common Stock, consisting of (i) 3,538 shares of the Issuer’s Common Stock owned by him; and (ii) immediately exercisable warrants to purchase an aggregate of 280,998 shares of the Issuer’s Common Stock owned by HCVVII.

(b)
Percent of class: (Computed in accordance with Rule 13d-3(d)(i) and based on  (i) 48,232,101 shares of the Issuer’s Common Stock issued and outstanding as of August 4, 2011, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011 for the period ended June 30, 2011; (ii) 280,998 shares of the Issuer’s Common Stock underlying the warrants owned by HCVVII; (iii) in the case of Dr. Cavanaugh, 72,759 shares of the Issuer’s Common Stock underlying currently exercisable options owned by him; and (iv) in the case of Mr. Werner, 1,655 shares of the Issuer’s Common Stock underlying currently exercisable options owned by him.)

As of September 28, 2011:

(A) the 280,998 shares of the Issuer’s Common Stock beneficially owned by HCVVII, HCPVII, constituted 0.6% of the shares outstanding.

(B) the 358,814 shares of the Issuer’s Common Stock beneficially owned by Dr. Cavanaugh constituted 0.7% of the shares outstanding.

(C) the 286,359 shares of the Issuer’s Common Stock beneficially owned by Dr. Mirabelli constituted 0.6% of the shares outstanding.

(D) the 288,043 shares of the Issuer’s Common Stock beneficially owned by Mr. Werner constituted 0.6% of the shares outstanding.

(E) the 286,721 shares of the Issuer’s Common Stock beneficially owned by Mr. Littlechild constituted 0.6% of the shares outstanding.

CUSIP No. 42224H104	13G	Page 12 of 14 Pages

(F) the 284,536 shares of the Issuer’s Common Stock beneficially owned by Mr. Lawlor constituted 0.6% of the shares outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote –

Dr. Cavanaugh has the sole power to vote or to direct the vote of the 5,057 shares of the Issuer’s Common Stock owned by him and the 72,759 shares of the Issuer’s Common Stock issuable upon exercise of the options owned by him.

Dr. Mirabelli has the sole power to vote or to direct the vote of the 5,361 shares of the Issuer’s Common Stock owned by him.

Mr. Werner has the sole power to vote or to direct the vote of the 5,390 shares of the Issuer’s Common Stock owned by him and by the Werner Family Partnership and the 1,655 shares of the Issuer’s Common Stock issuable upon exercise of options owned by him.

Mr. Littlechild has the sole power to vote or to direct the vote of the 5,723 shares of the Issuer’s Common Stock owned by him.

Mr. Lawlor has the sole power to vote or to direct the vote of the 3,538 shares of the Issuer’s Common Stock directly by him.

(ii)	Shared power to vote or to direct the vote –

HCVVII, HCPVII, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to vote or direct the vote of the 280,998 shares of the Issuer’s Common Stock issuable upon exercise of the warrants owned by HCVVII.

(iii)	Sole power to dispose or to direct the disposition of –

Dr. Cavanaugh has the sole power to dispose of or to direct the disposition of the 5,057 shares of the Issuer’s Common Stock owned by him and the 72,759 shares of the Issuer’s Common Stock issuable upon exercise of the options owned by him.

Dr. Mirabelli has the sole power to dispose of or to direct the disposition of the 5,361 shares of the Issuer’s Common Stock owned by him.

Mr. Werner has the sole power to dispose of or to direct the disposition of the 5,390 shares of the Issuer’s Common Stock owned by him and by the Werner Family Partnership and the 1,655 shares of the Issuer’s Common Stock issuable upon exercise of options owned by him.

Mr. Littlechild has the sole power to dispose of or to direct the disposition of the 5,723 shares of the Issuer’s Common Stock owned by him.

CUSIP No. 42224H104	13G	Page 13 of 14 Pages

Mr. Lawlor has the sole power to dispose of or to direct the disposition of the 3,538 shares of the Issuer’s Common Stock directly by him.

(iv)	Shared power to dispose or to direct the disposition of –

HCVVII, HCPVII, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to dispose of or direct the disposition of the 280,998 shares of the Issuer’s Common Stock  issuable upon exercise of the warrants owned by HCVVII.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 42224H104	13G	Page 14 of 14 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2011	HealthCare Ventures VII, L.P.
By: its General Partner, HealthCare Partners VII, L.P.

By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Administrative Partner

October 4, 2011	HealthCare Partners VII, L.P.

By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Administrative Partner

October 4, 2011
/s/Jeffery Steinberg, Attorney-in-Fact
James H. Cavanaugh, Ph.D.

October 4, 2011
/s/Jeffrey Steinberg, Attorney-in-Fact
Christopher Mirabelli, Ph.D.

October 4, 2011
/s/Jeffrey Steinberg, Attorney-in-Fact
Harold R. Werner

October 4, 2011
/s/Jeffrey Steinberg, Attorney-in-Fact
John W. Littlechild

October 4, 2011
/s/Jeffrey Steinberg, Attorney-in-Fact
Augustine Lawlor

CUSIP No.  42224H104

EXHIBIT A
AGREEMENT
JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of PharmAthene, Inc.  and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

October 4, 2011	HealthCare Ventures VII, L.P.
By: its General Partner, HealthCare Partners VII, L.P.

By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Administrative Partner

October 4, 2011	HealthCare Partners VII, L.P.

By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Administrative Partner

October 4, 2011
/s/Jeffery Steinberg, Attorney-in-Fact
James H. Cavanaugh, Ph.D.

October 4, 2011
/s/Jeffrey Steinberg, Attorney-in-Fact
Christopher Mirabelli, Ph.D.

October 4, 2011
/s/Jeffrey Steinberg, Attorney-in-Fact
Harold R. Werner

October 4, 2011
/s/Jeffrey Steinberg, Attorney-in-Fact
John W. Littlechild

October 4, 2011
/s/Jeffrey Steinberg, Attorney-in-Fact
Augustine Lawlor